EXHIBIT 19.1

INSIDER TRADING POLICY

I.	PURPOSE

U.S. federal securities laws prohibit the purchase and sale of securities at a time when the person possesses Material Nonpublic Information (positive or negative) concerning the issuer of the security (“Inside Information”). This Policy describes the limitations on trading in securities by TTEC directors, officers, employees and other persons who have access to Inside Information.

The Policy is being adopted to assure compliance with the laws prohibiting “insider trading” in securities and to avoid the appearance of impropriety and resulting damage to TTEC’s reputation. The Policy establishes a process that certain TTEC insiders can follow to reduce their and TTEC’s risk of trading on Inside Information.

II.	POLICY STATEMENT

It is the policy of TTEC that directors, officers, employees and other persons subject to this Policy:

(1)	Must comply with all laws and regulations applicable to insider trading, in general, and trading in TTEC Securities, in particular;
(2)	May not engage in transactions in TTEC Securities except as otherwise specified in this Policy, or recommend the purchase or sale of any TTEC Securities;
(3)	May not disclose Inside Information to persons within TTEC whose jobs do not require them to have that information, or outside of TTEC to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with TTEC’s policies regarding the protection or authorized external disclosure of information regarding TTEC; and
(4)	May not engage in short sales, frequent or speculative trading in TTEC’s Securities.

In addition, it is the policy of TTEC that no director, officer, employee or other person subject to this Policy who, in the course of working for or with TTEC, learns of Material Nonpublic Information about a company with which TTEC does business, including a customer or supplier of TTEC, may trade in that company’s securities until the information becomes public or is no longer material.

Personal financial emergency or hardship are not a justification for a failure to comply with this Policy.

Penalties for Non-Compliance

U.S. securities laws and regulations of the U.S. Securities and Exchange Commission impose significant penalties on violators of insider trading regulations, including imprisonment for up to 20 years; criminal fines of up to $5 million per transaction; civil penalties of up to 3 times the profits gained or losses avoided; and other private party damages.

TTEC takes violations of U.S. securities laws and this Policy very seriously as such violations damage the company’s reputation in the marketplace and destroy shareholder value. TTEC may terminate employment or affiliation with any party that the company believes violated these important rules, even if no criminal or civil charges are brought against the individual by regulators.

Tipping

Directors, officers, employees and other persons subject to this Policy are prohibited from (a) disclosing Inside Information to others who might use it or pass it for illegal trading, and (b) posting or disclosing Inside Information to any web, social media, blog, public information board or other digital site, unless specifically authorized to do so by TTEC.

Pre-Clearance Procedures

To prevent trading (or the appearance of trading) on Inside Information, all TTEC Section 16 Insiders (as defined below) are required to clear their transactions in TTEC Securities with the General Counsel before initiating such transactions. All determinations by the General Counsel with respect to the pre-clearance obligation shall be final and not subject to further review.

Pre-clearance advice generally is good for five (5) days, unless the recipient becomes aware of Inside Information during that time, in which case the pre-clearance expires immediately. If you come into possession of Inside Information during the pre-clearance period, you must inform the General Counsel and the Chief Financial Officer before any pre-cleared transaction is executed.

While pre-clearance is not required, TTEC employees and other persons subject to this Policy who are not subject to the requirement to pre-clear transactions must always consider whether they may be in possession of Inside Information and are encouraged to discuss any transaction involving TTEC Securities to make sure there is no pending material event that could create an appearance of improper trading.

If you are not sure whether you are in possession of Inside Information or have been told that information you have is confidential, material or nonpublic, always discuss the matter with the General Counsel before engaging in transactions in TTEC Securities. The issues of insider trading are very complex and technical. Your conduct with respect to such trading is always evaluated with the benefit of hindsight and the legal presumption is seldom in favor of the person who engages in a trade. Given significant personal liability that may arise, if a decision on whether to trade is made incorrectly, consider your status as a possible insider very carefully and if you are concerned that you may have Inside Information, avoid the transaction or ask for guidance.

Trading Blackouts

From time to time, TTEC institutes trading blackout periods during which specifically designated directors, officers, employees, and other persons subject to this Policy are prohibited from trading in TTEC Securities.

Quarterly blackout periods.

As a matter of best practice for publicly traded companies, TTEC imposes quarterly blackout during the quarterly earnings period. Such blackout usually begins approximately 10 calendar days before the end of each financial quarter and ends one full trading day after TTEC’s quarterly or annual earnings have been released to the public.

Who may be covered by a trading blackout?

TTEC has complete discretion, in its best judgment, to designate which company insiders are to be included in the quarterly trading blackout periods. The individuals usually covered include, but shall not be limited to:

●	Directors and officers of TTEC Holdings, Inc. and its main operating subsidiaries;
●	TTEC Section 16 Insiders;
●	Individuals in key roles in the organization who by nature of such roles are more likely than not to be in possession of Inside Information (except as provided elsewhere in this section these individuals are usually in Vice President (VP) roles or above);
●	Certain individuals reporting directly to the Chief Executive Officer, the members of TTEC’s executive leadership team (Executive Committee or equivalent organization), Chief Financial Officer, Chief Accounting Officer, Global Controller, General Counsel, business segment CFOs, Chief Information Officer, Chief Information Security Officer, TTEC General Counsel, Chief Revenue Officer, and TTEC Treasurer (or equivalent roles);
●	Members of the Global Controller’s group who are routinely involved in the preparation of TTEC’s financial statements;
●	Senior members of the Investor Relations team;
●	Members of the Corporate Communications team who are involved in the preparation of TTEC earnings releases and related communications;
●	Other roles within TTEC leadership team that based on the information available to TTEC General Counsel and Chief Financial Officer are in a position of trust and are routinely aware of information that is materially relevant to the preparation of period financial reports, TTEC earnings releases and related communication; and
●	Family members and close associates of or people living in the same household with any person otherwise covered by this Policy.

In addition to the regularly scheduled earnings release related quarterly trading blackout periods, TTEC may, at its discretion, impose other blackout periods, by providing notice to persons involved in material transactions that are confidential and not otherwise disclosed to the public (e.g., acquisitions, mergers, divestitures, material large contracts, senior leadership changes material to the business, and other special events deemed material for securities laws purposes).

While not prohibited by the Policy, TTEC employees and other persons subject to this Policy who are not otherwise subject to the quarterly trading blackout are encouraged to refrain from trading in TTEC Securities during blackout periods to avoid the appearance of improper trading.

What transactions are prohibited during a blackout period?

●	Open market and broker purchases or sales of TTEC Securities;
●	Exercise of stock options where all or any portion of the acquired stock is sold during the blackout period, including any cash settled exercises of options; and
●	Switching existing TTEC Securities balances into or out of a TTEC benefit plan or other plans.

What transactions are allowed during a blackout period?

●	Gifts of TTEC securities to a family member of the same household, where the family member continues to hold the securities throughout the relevant blackout period;
●	Transfers of TTEC securities to or from a trust controlled by the transferor that continues to hold the securities throughout the relevant blackout period; and
●	Transactions under an approved 10b5-1 Plan (for further information about 10b5-1 Plans, please see the additional guidance section of this Policy below and contact the General Counsel).

Additional Guidance

Short sales are prohibited. Short sales of TTEC Securities, including a “sale against the box” (a sale with delayed delivery) and a “naked short” (a sale of securities which are not then owned), are prohibited.

Standing orders. Standing orders (except standing orders under an approved trading plan under Rule 10b5-1, see below) should be used only for a brief period of time. Standing instructions to a broker for the purchase or sale of securities can create a significant risk because there may be no control over the timing of the transaction, resulting in the broker executing a purchase or sale on your behalf when you may have come into possession of Inside Information.

Hedging transactions. The use of financial instruments such as prepaid variable forward contracts and equity swaps may permit a person subject to this Policy to continue to own TTEC Securities but without the full risks and rewards of ownership and may therefore cause the holder’s interests to diverge from those of other TTEC investors. Therefore, directors, officers, employees and other persons subject to this Policy are prohibited from engaging in such transactions.

Pledges of TTEC Securities or holding TTEC securities in margin accounts can also create problems if securities are foreclosed upon and sold while the borrower is in possession of Inside Information. Directors, officers, employees and other persons subject to this Policy are prohibited from holding TTEC Securities in a margin account or otherwise pledging those securities as collateral for a loan. Notwithstanding the foregoing, the prohibition for pledging and margin accounts shall not apply to TTEC’s founder (chairman of the Board and chief executive officer), provided he undertakes such transactions only with respect to an insignificant portion of his overall TTEC share holdings, and only with prior review and approval of the TTEC Board of Directors which shall not be unreasonably withheld.

10b5-1 Plans. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”) provides a safe harbor from insider trading liability, under U.S. securities laws. In certain circumstances, to be eligible for this safe harbor, an insider may enter into a “10b5-1 Plan” for trading in TTEC stock.

A 10b5-1 Plan must be entered into at a time when a person is NOT in possession of Inside Information. Once the plan is adopted, the insider must not exercise any influence over the number of securities to be traded, the price at which they are to be traded, or the date of any trade. The 10b5-1 Plan must specify the amount, pricing, and/or timing of transactions in advance or delegate discretion on these matters to an independent third party. TTEC Section 16 Insiders must establish a 10b5-1 Plan at least 90 days and up to 120 days in advance of any trades under the plan, and other persons must establish a 10b5-1 Plan at least 30 days in advance of any trades under the plan. If the 10b5-1 Plan meets the detailed legal requirements specified in Rule 10b5-1, TTEC securities may be purchased or sold, without regard to certain insider trading restrictions, including company announced trading blackout periods, but will remain subject to short-swing profit prohibitions under 16(b) of the Securities Exchange Act of 1934, as amended, for all Section 16 Insiders.

To comply with this Policy, a 10b5-1 Plan must be approved by TTEC General Counsel, and meet the requirements of Rule 10b5-1.

SEC Filings

●	Section 16 Filings. All TTEC Section 16 Insiders must file Section 16 Reports with the U.S. Securities and Exchange Commission, within two business days of any transactions in TTEC Securities. Although the Legal Department will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for all such filings, including the content.
●	Form 144 Report. TTEC Section 16 Insiders are required to file Form 144 with the U.S. Securities and Exchange Commission the same day as any open market sale of TTEC Securities. Form 144 notifies the U.S. Securities and Exchange Commission of an insider’s intent to sell TTEC Securities. This form must be electronically filed with the U.S. Securities and Exchange Commission on its EDGAR system and is required to be filed in addition to the Section 16 Reports filed on your behalf by the TTEC Legal Department.

III.	DEFINITIONS

“Beneficial ownership” includes all forms of ownership in TTEC Securities from which a director, officer, employee or other person subject to this Policy has the opportunity, directly or indirectly, to profit or share in any profit (whether or not the securities are owned outright). This generally would include, without limitations, TTEC Securities owned by such individuals through others, such as legal entities over which they exercise management or ownership control, spouses, children, or other relatives living in the same household.

“Inside” or “Non-public” means the information has not yet become publicly available. Release of information to the media does not immediately free insiders to trade. Insiders should refrain from trading until the market has had an opportunity to absorb and evaluate the information. If the information has been widely disseminated, such as the issuance of a public press release or the filing of such information with the U.S. Securities and Exchange Commission, it is usually sufficient to wait at least one full trading day after publication before trading.

“Material Information” is any information that a reasonable investor would likely consider important in a decision to buy, sell, or hold securities. There is no specific definition or “bright line” that makes information “material”, but any information that could reasonably be expected to affect the price of the securities is likely to be considered material. The information may be positive or negative and is examined in light of all of the facts and circumstances involved. As a result, third parties, including regulators, courts, the public, and the media will view the information with the benefit of hindsight in determining whether the information was material.

With this in mind, the following are some examples of information that has frequently been found to be material:

●	unexpected financial results;
●	estimates or projections of future earnings;
●	proposed major mergers and acquisitions;
●	news of the sale of major assets or subsidiaries;
●	gains or losses of significant customers or suppliers;
●	changes in dividends;
●	changes in management;
●	imminent financial solvency problems;
●	a significant data breach or similar cybersecurity event
●	an extraordinary item for accounting purposes that is reasonably likely to have a significant impact on the financial condition or results of operations; and
●	an important business development, such as material transactions or major litigation.

“Material Nonpublic Information” includes information that has not been publicly disclosed and has the potential to influence the value of TTEC Securities or the decision to buy, sell, or hold TTEC Securities. Information is material if there is a substantial likelihood that a reasonable shareholder would consider the information important in determining whether or not to buy, hold or sell TTEC Securities. Once any such information becomes public or is no longer material, it is no longer deemed Material Nonpublic Information. In order for information to be deemed to have been disclosed to the public, such information should be “widely disseminated,” such as being disclosed through a TTEC press release, published in a widely available newspaper or news website, or contained in a document filed with and is available on the U.S. Securities and Exchange Commission’s website.

“Section 16 Insider” includes members of the TTEC Board of Director and TTEC officers who are designated as “executive officers” by the Board for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

“Securities” include common stock and derivative securities (such as put and call options) and convertible debentures or preferred stock, as well as debt securities (such as bonds and notes).

“Trading” includes buying or selling, as well as writing options, but also extends to other transactions such as exercising stock options or making a gift of securities, except under certain limited circumstances.

Please note that directors, officers and employees should be aware that the courts, the public and the media often utilize hindsight in determining what is “material”. Please see the “Insider Trading” section of the TTEC Ethics Code.

For purposes of this pre-clearance obligation, the term “transactions in TTEC Securities” shall be interpreted broadly to include, but shall not be limited to the purchase or sale of TTEC Securities, the exercise of stock options in TTEC Securities and trading in TTEC Securities derivatives instruments (such as put and call options), but not the vesting of TTEC equity grants.

IV.	APPLICABILITY

This Policy applies to all directors, officers, employees and members of supply chain of TTEC Holdings, Inc. and its subsidiaries, including partnerships and joint ventures of the company, where it exercises management or administrative control. TTEC may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Inside Information. The Policy also applies to all TTEC Securities that are beneficially owned by such individuals as well as any securities of any other companies with which TTEC does business, information about which become known to those to whom this in the course of the work they do for or services they provide to TTEC.

V.	RESPONSIBILITY

TTEC’s General Counsel is responsible for the implementation, compliance, and assurance of this Policy. The responsibility for the compliance with this Policy is a personal matter for any insider. TTEC holds TTEC directors, officers, employees and other persons subject to this Policy responsible for the conduct of their immediate family members and any entities that they control. Any action on the part of TTEC General Counsel or any other officer or representative of the company, pursuant to this Policy, does not in any way constitute legal advice or insulate an individual from liability, under applicable securities laws.

VI.	REPORTING VIOLATIONS

TTEC is committed to enforcing this Policy. Our ability to enforce the policy, however, depends on the cooperation of our employees and members of our supply chain. If you believe that someone is violating this Policy, you must report your concerns to your supervisor, TTEC’s General Counsel, or to We Hear You (WHY), our confidential helpline that can be accessed at http://www.ttecwehearyou.com. TTEC does not retaliate against those who report concerns in good faith. Those who are brave to “blow the whistle” on policy violations, concerns about illegal activities or other wrongdoings and those who cooperate in our investigations of such claims are protected against retaliation.

VII.	EXCEPTIONS TO THE POLICY

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve TTEC’s reputation for adhering to the highest standards of conduct.

VIII.	RELATED POLICIES AND PROCEDURES

This Policy is aligned with other TTEC related policies and procedures, including without limitation:

Ethics Code: How TTEC Does Business.

Approved: Effective March 1, 2023